CEF Equipment Holding, L.L.C.
10 Riverview Drive
Danbury, Connecticut 06810
October 13, 2009
VIA EDGAR
Ms. Chanda DeLong
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registrant Request for Acceleration, CEF Equipment Holding, L.L.C. Registration Statement on Form S-3 (No. 333-160604)
Ms. DeLong:
     CEF Equipment Holding, L.L.C. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 5.00 p.m. on October 14, 2009.
     In connection with our request for acceleration, we hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CEF EQUIPMENT HOLDING, L.L.C.
By:	/s/ Charles E. Rhodes
	Name:	Charles E. Rhodes
	Title:	Authorized Signatory